

April 10, 2007

Via Facsimile (213) 891-8763 and U.S. Mail

Paul D. Tosetti
Latham & Watkins LLP
633 West Fifth Street, Suite 4000
Los Angeles, CA 90071-2007

> Re: **Biosite, Inc.**
> **Schedule TO-T filed on April 2, 2007 by Beckman Coulter, Inc. and**
> **Louisiana Acquisition Sub, Inc.**
> **Schedule TO-T/A filed on April 5, 2007**
> **Schedule TO-T/A filed on April 9, 2007**
> **SEC File No. 5-50351**

Dear Mr. Tosetti:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation
Finance has reviewed the filings listed above. Our comments follow. All defined terms
used in this letter have the same meaning as in your tender offer materials, unless
otherwise indicated.

Please understand that the purpose of our review process is to assist you in your
compliance with applicable disclosure requirements and to enhance the overall disclosure
in your filings. We look forward to working with you in these respects. We welcome
any questions you may have about our comments or on any other aspect of our review.
Feel free to contact me at the phone number listed at the end of this letter with any
questions about these comments or your filings generally.

Schedule TO-T - Exhibit (a)(1)(A) – Offer to Purchase dated April 2, 2007

Summary Term Sheet – Are there any compensation arrangements between Beckman and
Biosite's executive officers or other key employees? Page 2

1. You disclose that Beckman and Biosite have not yet agreed upon the terms of
    compensation and benefit plan equity awards for affiliates of Beckman, but are
    continuing to discuss those arrangements. Please generally describe the parameters of
    the possible arrangements with Biosite affiliates with respect to their continued

affiliation with the Company after the merger. In particular, indicate the upper end of their total equity participation in the continuing entity. We may have additional comments after reviewing your response.

What is the Top Up Option and when could it be exercised? Page 5

2. Please clarify how and why the Top-Up Option could be exercised multiple times, or "re-exercised," as you state at the bottom on page 5.

Background of the Offer; Past Contacts, Negotiations and Transactions, Page 26

3. Throughout this section, you refer to confidential forecasts and projections provided to Beckman's representatives by Biosite during the course of the negotiations resulting in this tender offer. All non-public financial forecasts and projections provided by Biosite to Beckman and resulting in this offer must be disclosed in the Offer to Purchase. In addition, please disclose the material assumptions upon which such projected figures are based.

4. During the negotiations leading up to this tender offer, Beckham several times proposed to acquire Biosite for consideration consisting in whole or in part of stock. However, in this offer, you are making an all-cash offer. Please advise why the terms of the transaction changed in this manner.

Conditions of the Offer, Page 50

5. All offer conditions, other than conditions related to regulatory approvals necessary for consummation of the offer, must be satisfied or waived as of the expiration of the offer. Revise this section to clarify that all of the listed offer conditions will be judged as of expiration.

Schedule TO-T/A filed on April 9, 2007

6. We note the assertions in the letter dated April 5, 2007 filed as an exhibit to Amendment 2 to the Schedule To-T. In that letter to Biosite, you assert that Biosite is prohibited from responding to Inverness' request for additional information under the terms of the merger agreement. You further note that responding in violation of the merger agreement would put Biosite in the position of breaching Section 5.3 of the agreement and "could ultimately prevent Biosite from being able to terminate the merger agreement to accept an alternative transaction." You further state that if Biosite responds to Inverness's inquiries, "Beckman would potentially also have the right to terminate the merger agreement and receive a $50 million termination fee from Biosite…" which fee "will come out of Biosite's stockholders' pockets." Today Biosite issued a press release entitled "Biosite Prepared to Engage in Negotiations

with Inverness Medical Innovations." The press release indicates that the Biosite Board has authorized the company to "engage and participate in" negotiations with Inverness, which may include providing non-public financial information to Inverness. Given Beckman's assertions in its letter dated April 5 2007 and the apparent contradictory interpretation of the merger agreement by Biosite, advise how Beckman will proceed.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed voting decision. Since the filing persons are in possession of all facts relating to the relevant disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- it is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please amend your filing in response to these comments. You may wish to provide us with black-lined copies of your amendment to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Please file such letter on EDGAR. Detailed cover letters greatly facilitate our review.

Paul D. Tosetti, Esq., Esq.
April 10, 2007
Page 4

Please understand that we may have additional comments after reviewing your amended filings and responses to our comments. If you have any questions, please do not hesitate to contact me at (202) 551-3263.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions